Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Third Quarter of 2012

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the nine-month period ended on September 30, 2012, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		3Q 2012	2Q 2012	(Decrease)	3Q 2011	(Decrease)
Revenue*	Specified Quarter	7,249,329	6,650,550	9.00	11,083,115	(34.59)
	Cumulative Basis	21,702,324	14,452,995	—	27,794,502	(21.92)

Operating Income	Specified Quarter	729,225	406,008	79.61	649,774	12.23
	Cumulative Basis	2,057,373	1,328,149	—	2,665,507	(22.81)

Income before	Specified Quarter	738,199	429,089	72.04	680,774	8.44
Income Tax Expense	Cumulative Basis	2,108,114	1,369,914	—	2,722,413	(22.56)

Net Income**	Specified Quarter	503,908	292,610	72.21	485,546	3.78
	Cumulative Basis	1,441,542	937,634	—	1,780,458	(19.04)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”).

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Third Quarter of 2012

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the nine-month period ended on September 30, 2012, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		3Q 2012	2Q 2012	(Decrease)	3Q 2011	(Decrease)
Revenue*	Specified Quarter	5,251,008	4,648,653	12.96	8,481,608	(38.09)
	Cumulative Basis	16,260,916	11,009,908	-	21,464,993	(24.24)

Operating Income	Specified Quarter	592,041	241,485	145.17	595,909	(0.65)
	Cumulative Basis	1,585,957	993,916	-	2,293,860	(30.86)

Income before	Specified Quarter	593,333	256,384	131.42	604,284	(1.81)
Income Tax Expense	Cumulative Basis	1,609,299	1,015,966	-	2,294,275	(29.86)

Net Income**	Specified Quarter	457,007	220,501	107.26	493,646	(7.42)
	Cumulative Basis	1,269,811	812,804	-	1,730,859	(26.64)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.